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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934

                               Tel-Save.com, Inc.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    879176195
                                 --------------
                                 (CUSIP Number)

                                 Daniel Borislow
                          8234 Horseshoe Bay Boulevard
                             Boynton Beach, FL 33437
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  March 3, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               (Page 1 of 3 Pages)





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                                                             (Page 2 of 3 Pages)

CUSIP No. 879176105        13D
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1) NAME OF REPORTING PERSON                                      Daniel Borislow
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)      [ ]
(b)      [ ]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS:                                                          N/A
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION                                     U.S.
--------------------------------------------------------------------------------
NUMBER OF             7)  SOLE VOTING POWER                            5,513,334
SHARES                ----------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                                  0
OWNED BY              ----------------------------------------------------------
EACH                  9)  SOLE DISPOSITIVE POWER                       5,513,334
REPORTING             ----------------------------------------------------------
PERSON WITH           10) SHARED DISPOSITIVE POWER                             0
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                                5,513,334
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        9.1%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                                                 IN
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                                                             (Page 3 of 3 Pages)


     This  Amendment No. 8  amends  Item 5  of the  Schedule  13D  filed  by the
Reporting Person. Capitalized terms used herein without definition have the meanings set forth in the Reporting Person's Schedule 13D as amended by Amendments No. 1 to 7 thereto.

Item 5.  Interest in Securities of Issuer.
------   ---------------------------------

     Item 5(c) is  hereby amended as follows:

     (c) On March 3, 1999, the Reporting Person purchased total of 32,500 shares of Common Stock at prices ranging from $8.00 to $8.625. In addition, the Reporting Person closed a previously reported derivative position and thereby purchased 750,000 shares of Common Stock.

     As a result of the purchases described above, the Reporting Person has sole dispositive and voting power with respect to 5,513,334 shares of Common Stock (including 260,993 shares subject to rights), representing beneficial ownership of approximately 9.1% of the outstanding shares of Common Stock.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 3, 1999


                                                     /s/ Daniel Borislow
                                                     Daniel Borislow